Mail Stop 6010


      August 10, 2005


Mr. Greg A. LeClaire
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT  84047

	Re:	Utah Medical Products, Inc.
      Form 10-K/A for the Fiscal Year Ended December 31, 2004
      Filed July 19, 2005
      Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005
      Form 10-Q for the Fiscal Quarter Ended June 30, 2005
      File No. 001-12575

Dear Mr. LeClaire:

      We have reviewed your filings and your response letter dated July 19, 2005 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No. 1 to Form 10-K for the Fiscal Year Ended December
31,
2004 filed on July 19, 2005

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, pages F-3 and F-5


1. We note that you restated your financial statements to reclassify the amounts related to your gain from the settlement of a patent dispute from extraordinary income to other non-operating income within your statement of income. Please tell us why you did not label the financial statements as restated, disclose the reasons for the revision in a note to the financial statements and provide the other disclosures required by paragraph 37 of APB 20. Please also tell us why your auditors do not refer to the restatement in the auditor`s report and dual date the report.


Consolidated Statement of Income and Comprehensive Income, page F-
8


2. We note from your response to prior comment 11 from our June
15,
2005 letter and your amendment that you reclassified $6,060,000 in 2004 and $24,884,000 in 2003 related to your gain from the settlement of the Tyco patent infringement from extraordinary income to other non-operating income. As previously noted and based upon your disclosure and responses to our comments, since these patents relate to your operations these costs should be classified within operating income. Accordingly, please amend your Form 10-K and subsequent Forms 10-Q to classify the gain within operating income.


3. In addition, please tell us and amend the Form 10-K to include a discussion of the nature, timing and measurement of the gain from the patent infringement settlement in the notes to the consolidated financial statements.



Note 1.  Summary of Significant Accounting Policies, page F-12

Revenue Recognition, page F-13


4. We note your response to prior comment 6 from our June 15, 2005 letter. Since sales with terms of FOB destination should be recognized as revenue when received by the customer upon transfer of title and not when the product is shipped, you should revise your revenue recognition accounting policy with respect to these transactions in future periods and restate your financial statements for prior periods to correct this error, if material. Your assessment of materiality should include each reporting period, including 2002 and 2003, and you should perform your assessment on both a quantitative and qualitative basis. The quantitative analysis should consider each relevant quantitative measure, including gross profit, and not just the error as a percentage of sales.


5. We note your disclosure that you believe "...that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment." Please tell us and revise to disclose why you use the term generally. Disclose when you record revenue at the time of shipment when title has not transferred and why this policy complies with U.S. GAAP.


6. We note your response to prior comment 6 from our June 15, 2005 letter. Please tell us the amount of revenue recognized in fiscal 2002, 2003, 2004 and the first six months of 2005 related to bill and hold sales. Please explain to us how you evaluated all of the criteria related to revenue recognition for bill and hold sales discussed in SAB Topic 13.A.3(a). Please also address why you believe it is appropriate to recognize revenue on transactions with customers that are obligated to prepay for products when you bill those customers. Address how this policy meets the criteria of SAB
Topic 13.A.1, as well as 13.A.3(a).



Note 5. Note Payable, page F-18


7. Under Item 10(e)(1)(ii) of Regulation S-K, you should not present non-GAAP financial measures on the face of your financial statements prepared in accordance with GAAP or in the accompanying notes. As such, please amend to delete your presentation of non-GAAP measures for EBITDA for the years ended December 31, 2003 and 2004 in the notes to your financial statements.


Representations


8. Please refer to prior comment 15 in our June 15, 2005 letter. We note your statement that "UTMD provided a qualified acknowledgement of the third bullet point..." and you "...believe that [the] SEC`s comments could be material to UTMD`s defense in an enforcement proceeding, and therefore cannot acknowledge the third bullet point as written." Please note that you may not change, qualify or condition the requested representations in this manner. As previously requested, please provide all three acknowledgements in the form previously requested.


      As appropriate, please amend your December 31, 2004 Form 10-K and March 31, and June 30, 2005 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3604 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Accounting
Branch
Chief, at (202) 551-3327.



      							Sincerely,


      Kate Tillan
								Assistant Chief Accountant


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Greg A. LeClaire
Utah Medical Products, Inc.
August 10, 2005
Page 5